SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                          (Amendment No. ___________)1



                          OmniQuip International, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   681969 10 1
                                 (CUSIP Number)






-------------------------------

1         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 681969 10 1                   13G                   Page 2 of 11 Pages



1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Sam Fox

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) / /
                                                                        (b) / /

3.        SEC USE ONLY


4.        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

               NUMBER             5.     SOLE VOTING POWER
                 OF                      See Item 4
               SHARES
            BENEFICIALLY          6.     SHARED VOTING POWER
              OWNED BY                   See Item 4
                EACH
              REPORTING           7.     SOLE DISPOSITIVE POWER
             PERSON WITH                 See Item 4

                                  8.     SHARED DISPOSITIVE POWER
                                         See Item 4

9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,133,005

10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES
                                                                           / /

11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          29.0%

12.       TYPE OR REPORTING PERSON

          IN

CUSIP No. 681969 10 1                   13G                   Page 3 of 11 Pages


1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Harbour Group Investments III, L.P.

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) / /
                                                                        (b) / /

3.        SEC USE ONLY


4.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

               NUMBER             5.     SOLE VOTING POWER
                 OF                      See Item 4
               SHARES
            BENEFICIALLY          6.     SHARED VOTING POWER
              OWNED BY                   See Item 4
                EACH
              REPORTING           7.     SOLE DISPOSITIVE POWER
             PERSON WITH                 See Item 4

                                  8.     SHARED DISPOSITIVE POWER
                                         See Item 4

9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,700,800

10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES
                                                                           / /

11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          26.0%

12.       TYPE OR REPORTING PERSON

          PN

CUSIP No. 681969 10 1                   13G                   Page 4 of 11 Pages


1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Uniquip-HGI Associates, L.P.

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) / /
                                                                         (b) / /

3.        SEC USE ONLY


4.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware


               NUMBER             5.     SOLE VOTING POWER
                 OF                      See Item 4
               SHARES
            BENEFICIALLY          6.     SHARED VOTING POWER
              OWNED BY                   See Item 4
                EACH
              REPORTING           7.     SOLE DISPOSITIVE POWER
             PERSON WITH                 See Item 4

                                  8.     SHARED DISPOSITIVE POWER
                                         See Item 4

9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          432,205

10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES

                                                                             / /

11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          3.0%

12.       TYPE OR REPORTING PERSON

          PN

CUSIP No. 681969 10 1                   13G                   Page 5 of 11 Pages


                                  SCHEDULE 13G


Item 1(a).  Name of Issuer:

            OmniQuip International, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            222 East Main Street
            Port Washington, Wisconsin  53074

Item 2(a).  Names of Persons Filing:

     This Statement on Schedule 13G (the "Statement") is being filed by the following persons: Sam Fox, Harbour Group Investments III, L.P. ("Investments L.P.") and Uniquip-HGI Associates, L.P. ("Uniquip L.P.") (collectively sometimes referred to herein as the "Reporting Persons").

Item 2(b).  Address of Principal Business Office:

     The address of the principal business office for each of the Reporting Persons is 7701 Forsyth Boulevard, Suite 600, St. Louis, Missouri, 63105.

Item 2(c).  Citizenship:

     Mr. Fox is a citizen of the United States of America. Investments L.P. and Uniquip L.P. are Delaware limited partnerships.

Item 2(d).  Title of Class of Securities:

     The class of equity securities to which this Statement relates is the common stock, $.01 par value per share (the "Common Stock"), of OmniQuip International, Inc., a Delaware corporation (the "Issuer").

Item 2(e).  CUSIP Number:

            681969 10 1

Item 3.  Type of Reporting Person:

         Not applicable.

CUSIP No. 681969 10 1                   13G                   Page 6 of 11 Pages


Item 4.  Ownership as of December 31, 1997:

    (a)  Amount Beneficially Owned.

     Investments L.P. is the record and beneficial owner of 3,700,800 shares of the Issuer (the "Investments L.P.'s Shares"). As the controlling shareholder of HGM III Co., a Delaware corporation which is the general partner of Harbour Group III Management Co., L.P., a Delaware limited partnership which is the general partner of Investments L.P., Sam Fox is the beneficial owner of the Investments L.P.'s Shares. Uniquip L.P. is the record and beneficial owner of 432,205 shares of the Issuer ("Uniquip L.P.'s Shares"). As the controlling shareholder Harbour Group Industries, Inc., a Missouri corporation which is the general partner of Uniquip L.P., Sam Fox is the beneficial owner of the Uniquip L.P.'s Shares.

    (b)  Percent of Class.

     The shares described under Item 4(a) represent 29.0% of the issued and outstanding shares of the Issuer.

    (c)  Voting Power and Disposition Power.

                                         (i)                     (ii)
                                  Sole Power to            Shared Power to
                                Vote or to Direct              Vote or to
                                     the Vote               Direct the Vote
                                -----------------          ----------------

Sam Fox                            4,133,005                       0
Investments L.P.                   3,700,800                       0
Uniquip L.P.                         432,205                       0

      Totals:                      4,133,0052                      0




-------------------------------

2         Investments  L.P.  is the record  and  beneficial  owner of  3,700,800 shares of the Issuer (the "Investments L.P.'s Shares"). As the controlling shareholder of HGM III Co., a Delaware corporation which is the general partner of Harbour Group III Management Co., L.P., a Delaware limited partnership which is the general partner of Investments L.P., Sam Fox is the beneficial owner of the Investments L.P.'s Shares. Uniquip L.P. is the record and beneficial owner of 432,205 shares of the Issuer ("Uniquip L.P.'s Shares"). As the controlling shareholder Harbour Group Industries, Inc., a Missouri corporation which is the general partner of Uniquip L.P., Sam Fox is the beneficial owner of the Uniquip L.P.'s Shares.

CUSIP No. 681969 10 1                   13G                   Page 7 of 11 Pages


                                            (i)                   (ii)
                                    Sole Power to          Shared Power to
                                Dispose or to Direct      Dispose or to Direct
                                   the Disposition of      the Disposition of

Sam Fox                            4,133,005                       0
Investments L.P.                   3,700,800                       0
Uniquip L.P.                         432,205                       0

      Totals:                       4,133,0053                     0


Item 5.        Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.        Ownership of More than Five Percent
               on Behalf of Another Person.

               Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

               Not Applicable.



-------------------------

3         Investments L.P. is the record and beneficial owner of 3,700,800 shares of the Issuer (the "Investments L.P.'s Shares"). As the controlling shareholder of HGM III Co., a Delaware corporation which is the general partner of Harbour Group III Management Co., L.P., a Delaware limited partnership which is the general partner of Investments L.P., Sam Fox is the beneficial owner of the Investments L.P.'s Shares. Uniquip L.P. is the record and beneficial owner of 432,205 shares of the Issuer ("Uniquip L.P.'s Shares"). As the controlling shareholder Harbour Group Industries, Inc., a Missouri corporation which is the general partner of Uniquip L.P., Sam Fox is the beneficial owner of the Uniquip L.P.'s Shares.

CUSIP No. 681969 10 1                   13G                   Page 8 of 11 Pages



Item 8.        Identification and Classification of
               Members of the Group.

               Not Applicable.

Item 9.        Notice of Dissolution of Group.

               Not Applicable.

Item 10.       Certification.

               Not Applicable.

CUSIP No. 681969 10 1                   13G                   Page 9 of 11 Pages


                                    SIGNATURE


               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  February 13, 1998
                                    /s/ Sam Fox
                                    ------------------------------------
                                    Sam Fox

                                    HARBOUR GROUP INVESTMENTS III, L.P.

                                    By:  Harbour Group III Management Co., L.P.,
                                         general partner

                                         By:  HGM III Co., general partner


                                              By:/s/ Sam Fox
                                                 -------------------------------
                                                 Sam Fox
                                                 Chairman and
                                                 Chief Executive Officer



                                    UNIQUIP-HGI ASSOCIATES, L.P.

                                    By:  Harbour Group Industries, Inc.,
                                         general partner


                                         By:/s/ Sam Fox
                                            -----------------------------------
                                            Sam Fox
                                            Chairman

CUSIP No. 681969 10 1                   13G                  Page 10 of 11 Pages



                                  EXHIBIT INDEX


                                                                      Sequential
Exhibit                   Description                                  Page No.
-------                   -----------                                 ----------

   1                      Agreement of joint filing                       11
                          pursuant to Rule 13d-1(f)(1)
                          promulgated under the
                          Securities Exchange Act of 1934

CUSIP No. 681969 10 1                   13G                  Page 11 of 11 Pages



                                    AGREEMENT


     This will confirm the agreement by and among all the  undersigned  that the
Schedule 13G filed on or about this date with respect to the beneficial ownership by the undersigned of shares of the Common Stock of OmniQuip International, Inc. is being filed on behalf of each of the persons or entities named below. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  February 13, 1998
                                    /s/ Sam Fox
                                    ------------------------------------
                                    Sam Fox

                                    HARBOUR GROUP INVESTMENTS III, L.P.

                                    By:  Harbour Group III Management Co., L.P.,
                                         general partner

                                         By:  HGM III Co., general partner


                                              By:/s/ Sam Fox
                                                 -------------------------------
                                                 Sam Fox
                                                 Chairman and
                                                 Chief Executive Officer



                                    UNIQUIP-HGI ASSOCIATES, L.P.

                                    By:  Harbour Group Industries, Inc.,
                                         general partner


                                         By:/s/ Sam Fox
                                            ------------------------------------
                                            Sam Fox
                                            Chairman